Exhibit 99.1

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION AS DEFINED FOR THE PURPOSES OF ARTICLE 7 OF THE MARKET ABUSE REGULATION (EU) NO. 596/2014 WHICH FORMS PART OF DOMESTIC LAW IN THE UNITED KINGDOM PURSUANT TO THE EUROPEAN UNION (WITHDRAWAL) ACT 2018 (“UK MAR”). UPON PUBLICATION OF THIS ANNOUNCEMENT THIS INFORMATION IS NOW CONSIDERED IN THE PUBLIC DOMAIN.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY IN, OR INTO OR FROM  ANY JURISDICTION IN WHICH THE  SAME WOULD BE A VIOLATION OF THE LAWS OF SUCH JURISDICTION. NEITHER THIS ANNOUNCEMENT, NOR ANYTHING CONTAINED HEREIN, SHALL FORM THE BASIS OF, OR BE RELIED UPON IN CONNECTION WITH, ANY OFFER OR COMMITMENT WHATSOEVER IN ANY JURISDICTION.

Nexxen Announces Proposed Cancellation of Admission of Ordinary Shares to Trading on AIM
 Transition of its Primary Trading Venue to the Nasdaq Global Market
Proposed Reverse Share Split
Proposed Amendments to Articles of Association
Proposed Re-election of Directors
Proposed Reappointment of Independent External Auditor
Proposed Increase to Share Reserves of the Company’s Equity Compensation Plans
Proposed Compensation Package for the Company’s Chief Executive Officer and Executive Director
Proposed Amendment to the Remuneration Policy for Directors and Executives
and
Notice of General Meeting to be held on December 20, 2024

November 15, 2024

LONDON, Nexxen International Ltd., AIM:NEXN and Nasdaq:NEXN (“Nexxen” or the “Company”), a global leader in data-driven video and Connected TV (“CTV”) advertising technology, offering a unified platform that enables advertisers to optimize campaigns and media companies to maximize inventory yield, today announces:

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the Company’s intention to consolidate all trading of the Company’s securities on one stock exchange – the NASDAQ Global Market in the United States (“Nasdaq”). Subject to shareholder approval, the process for implementing this transition (the “Transaction”) from a dual listing of the Company’s American Depositary Shares (the “ADSs”) on Nasdaq and ordinary shares of nominal value NIS 0.01 each in the capital of the Company (the “Shares”) on AIM to a sole listing of Shares on Nasdaq broadly involves: (1) a reverse share split with respect to all outstanding Shares by means of a 2-for-1 reverse share split (the “Reverse Share Split”), after which each two existing Shares will be represented by one new ordinary share of nominal value NIS 0.02 each in the capital of the Company (the “New Shares”), and each ADS will represent one New Share, (2) a mandatory exchange under the Company’s ADS facility as a result of which ADS holders, upon the Company’s termination of the existing ADS facility, will have their ADSs automatically cancelled and will be credited with the right to receive the underlying New Shares represented by their ADSs at a rate of one New Share for each ADS cancelled (the “Mandatory ADS Exchange”), (3) a listing of the New Shares on Nasdaq instead of the ADSs (as the ADSs will be delisted for trading from Nasdaq), (4) the appointment of Computershare Trust Company, N.A. to act as the Company’s U.S. transfer agent (“Computershare”),  (5) subject to certain formalities, a repositioning of the New Shares from the trading system used for trading the Shares on AIM into the trading system used for trading the New Shares on Nasdaq (the “Market Repositioning”), (6) the delisting of the Shares from listing and trading on AIM (the “Delisting”), and (7) the replacement of the current depositary interests (the “DIs”) issued by Link Market Services Trustees Limited with CREST depositary interests (the “CDIs”). Following the Transaction, the New Shares would be listed on Nasdaq under ticker symbol “NEXN” and all public trading of securities in the Company will take place on Nasdaq; and

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the posting of a circular (“Circular”) to the Company’s shareholders (“Shareholders”) which contains further information on (i) the Transaction, and (ii) notice of a general meeting to be held at 82 Yigal Alon Street, Tel Aviv, 6789124, Israel at 12.30 p.m. (Israel time) on December 20, 2024 (“General Meeting”) at which shareholder approval will be sought, inter alia, for the Delisting and Reverse Share Split and the other items presented to the Shareholders for approval. If the resolutions to approve the Delisting (“Delisting Resolution”) and Reverse Share Split (the “Reverse Share Split Resolution”) are approved at the General Meeting, the Transaction is expected to take effect on February 14, 2025 and the last day of trading of Shares on AIM will be February 14, 2025. The Board reserves the right to adjust the timeline as it deems necessary and may decide in its sole discretion not to undertake the Transaction at all.

The Proposed AIM Delisting and the General Meeting

1.	Highlights

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The board of directors of the Company (the “Board” and the “Directors”) believes that the Transaction should enhance the liquidity of trading in the Company’s securities as all such trading will be concentrated in a single venue.

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The Company will reduce its cost base by eliminating the need to comply with rules and regulations in multiple jurisdictions, and eliminating the costs related to the administration of the ADS program and DI program.

The Company will post today the Circular to Shareholders which will set out further information regarding the Transaction, as well as containing the notice of General Meeting. Copies will also be available on Nexxen’s website at https://investors.nexxen.com/.

2.	Background to the Transaction

The Company was incorporated in Israel on 20 March 2007 and its Shares have been admitted to trading on AIM since 28 May 2014, and its ADSs, each representing two DIs, have been admitted to trading on the Nasdaq Global Market since 18 June 2021.

As at November 13, 2024, being the last practicable date prior to the date of the Circular, approximately 7.34 per cent of the Shares were represented by ADSs tradeable on Nasdaq. Of the balance, approximately 62.83 per cent of the Company’s Shares were held in the computerised settlement system to facilitate transfer of title to or interest in securities in uncertificated form operated by Euroclear UK & International Limited (“CREST”) in the form of DIs. The remaining Shares were held by Shareholders in certificated form.

3.	Shareholder Approval

The AIM Rules for Companies published by London Stock Exchange PLC (the “AIM Rules for Companies”) require that, unless the London Stock Exchange otherwise agrees, the cancellation of a company’s shares from trading on AIM requires the consent of not less than 75 per cent of votes cast by its Shareholders voting in a general meeting. The approval of the Reverse Share Split Resolution requires the affirmative vote of the holders of a majority of the voting power represented and voting on the resolution in person or by proxy.

For the reasons set out below, the Board has determined to seek shareholder approval for the proposed AIM Delisting.

4.	Reasons for the Transaction

Sole Listing: The Board has decided to implement the sole listing for the following reasons:

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The cost of complying with the AIM Rules for Companies is duplicative of that for complying with the Nasdaq market rules and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) and the Company sees advantages in reducing its cost base as it progresses its commercial strategy.

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Internal financial and legal staff time spent on compliance with the AIM Rules for Companies is duplicative of that required for compliance with the Nasdaq market rules and the rules and regulations of the SEC.

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The Board believes the sole listing can better align the Company’s shares with other U.S.-listed AdTech companies; increase the potential for the Company to attract new U.S. investors; widen the base of U.S. investors that can hold Nexxen’s shares which have been precluded from ownership due to the Company’s ADR structure; reduce trading volatility which can arise from being dual-listed; reduce the Company’s trading structure complexity which can potentially lead to added U.S. investor and sell side coverage interest; significantly increase Nexxen’s potential to be included in some of the world’s largest indices, potentially driving capital appreciation; and save significant costs associated with listing, compliance, regulatory, legal, consulting and other fees across two markets, the combination of which can potentially increase the Company’s capital appreciation potential.

•	A Nasdaq-only listing structure will simplify investor communications.

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As a result of the Delisting, the Shares will no longer be traded on AIM. Holders of Shares currently traded on AIM will have, however, the ability prior to the Delisting and after the Delisting, to reposition the New Shares resulting from the Reverse Share Split so that they can be traded on Nasdaq.

Reverse Share Split: The Board has decided to implement the Reverse Share Split for the following reasons:

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The Company’s ADSs, which are trading on Nasdaq, currently represent outstanding DIs on a 1-for-2 basis, whereby each ADS represents the right to receive two Shares. As a result of the Reverse Share Split, the ADSs will represent New Shares of the Company on a 1-for-1 basis. This will simplify an exchange of the ADSs for New Shares upon termination of the ADS facility and a Market Repositioning of the New Shares to Nasdaq.

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Following the Reverse Share Split, the Company’s Shareholders will still own the same proportion of the capital of the Company as immediately prior to the Reverse Share Split, subject to any fractions of New Shares. As set out in the Frequently Asked Questions section accompanying the Circular, a process will be put in place so that any fractional interest resulting from such Reverse Share Split would entitle the holder of such fractional interest to a cash payment in lieu thereof.

Mandatory ADS Exchange: The Board has decided to implement the Mandatory ADS Exchange for the following reasons:

•	As described above, the main purpose of the Transaction is to transition to a sole listing of New Shares on Nasdaq. As such, the Mandatory ADS Exchange is necessary to complete this process.

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Both the Company and the ADS holders incur annual, transaction-specific and other fees under the ADS facility. By implementing the Mandatory ADS Exchange, which will result in ADS holders receiving New Shares in exchange for their ADSs, these fees will no longer apply as the ADS facility will be terminated.

5.	Effect of the Transaction on Shareholders

Effects of the Reverse Share Split

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As a result of the Reverse Share Split, all outstanding Shares will be consolidated at the ratio of one New Share for two existing Shares, and a process will be put in place so that any fractional interests resulting from such share consolidation entitle the holder of such fractional interest to a cash payment in lieu thereof.

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The Reverse Share Split will not affect the proportionate ownership of Shareholders, subject to the treatment of any fractions of New Shares not being issued but is necessary to ensure that each ADS represents one New Share, which will simplify an exchange of the ADSs for Shares upon termination of the ADS program and a Market Repositioning of the New Shares to Nasdaq.

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No U.K., U.S. or Israeli income or capital gains tax consequences are expected to arise as a result of the Reverse Share Split, save in the circumstances described in the Circular. No stamp duty or SDRT should be payable as a result of the Reverse Share Split. However, it is strongly recommended that Shareholders obtain appropriate professional advice with respect of these and other taxes.

Effects of the Delisting

•	Until the close of business in the U.K. on February 14, 2025, Shareholders can continue to trade Shares on AIM.

•	Holders of DIs:

o      In order to ensure ease of cross-border movements of shares between the U.K. and U.S. markets for Shareholders, the Company has arranged for the current DIs issued by Link Market Services Trustees Limited (the “DI Depositary”) to be replaced with CDIs representing New Shares held through the system of The Depository Trust  Company,  a US-based corporation  that  is  a central securities depository providing electronic record-keeping of securities balances. The Company has arranged with the DI Depositary for the current DI facility to be terminated with effect from the close of business in the U.K. on February 14, 2025. In anticipation of this change, share deposits and withdrawals will not be possible in CREST from the close of business on February 12, 2025. All depositary interests in the DI facility at the close of business in the U.K. on February 14, 2025 will automatically be cancelled and replaced in CREST with CDIs representing the number of New Shares resulting from the Reverse Stock Split. Thereafter, Shareholders who desire to sell their New Shares on Nasdaq would reposition their New Shares by sending, or instructing their financial intermediary to send, a CDI withdrawal instruction to CREST, instructing that the underlying securities be delivered into their accounts for trading. The CDIs will be issued in accordance with the Euroclear UK & International Limited deed poll and holders of DIs should note that Euroclear UK & International Limited will be the contact for the purposes of any queries in relation to CDIs.

o      The CDIs are expected to be enabled for settlement in CREST during the trading day on February 18, 2025. There are likely to be delays in settlement of trades in the Company’s New Shares on February 18, 2025.

•	Holders of certificated shares:

o     As of the Mandatory ADS Exchange, the Company’s share registry will be moved from the current DI Depositary to the Company’s U.S. transfer agent, Computershare. Immediately following the Reverse Stock Split, Shareholders’ holdings of existing New Shares held in certificated form will be recorded directly on the Company’s share register,  which will be held in the Direct Registration System (DRS) and maintained by Computershare. Computershare will send DRS statements to these holders with their new account information.

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The Company will no longer be subject to the AIM Rules for Companies or be required to retain the services of an independent nominated adviser. The Company will also no longer be subject to the QCA Corporate Governance Code or be required to comply with the continuing obligations set out in the Disclosure Guidance and Transparency Rules of the FCA or, provided the Company’s securities remain outside the scope of the regulation, UK MAR.

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The Company will be required to continue to comply with all regulatory requirements applicable to a foreign private issuer and Nasdaq listed company, including all applicable rules and regulations of the SEC, and the Israeli Companies Law, as a company incorporated under the laws of the State of Israel.

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As the Company is incorporated under the laws of Israel, Shareholders are not currently afforded the protections provided by the City Code on Takeovers and Mergers, and will not be afforded such protections following the Delisting.

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Shareholders will continue to be notified in writing of the availability of key documents on the Company’s website, including publication of annual reports and annual general meeting documentation in compliance with SEC and Nasdaq rules and regulations and the Israeli Companies Law.

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No U.K., U.S. or Israeli income or capital gains tax consequences are expected to arise as a result of the Delisting. Shareholders should note that business relief for inheritance tax purposes will not apply to the New Shares when they are listed on Nasdaq. It is strongly recommended that Shareholders obtain appropriate professional advice with respect of these and other taxes.

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Holders of DIs currently trading on AIM should contact their financial intermediary about possible handling fees associated with repositioning their New Shares as well as costs associated with holding and trading New Shares listed on Nasdaq.

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Notwithstanding the Company’s decision to proceed with the AIM Delisting, the Company is highly cognisant that a proportion of its shareholder base comprises U.K. based investors and therefore the Company has decided to retain Cavendish as an adviser for the purposes of providing equity research in order to ensure that U.K. based investors retain access to research on the Company.

6.	Effects of the Transaction on ADS Holders

Effects of the Reverse Share Split and Delisting

•	Other than causing each ADS to represent one New Share, the Reverse Share Split is not expected to have any impact on ADS holders.

•	The Delisting is not expected to have any direct impact on ADS holders, as the ADS facility will be terminated immediately before the Delisting.

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Following the Reverse Share Split, the Company will proceed with the Mandatory ADS Exchange pursuant to which holders of ADSs will receive the underlying New Shares in the context of the Reverse Share Split, which will have a Committee on Uniform Securities Identification Procedures Number and will be listed on Nasdaq.

Effects of the Mandatory ADS Exchange

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To facilitate the Mandatory ADS Exchange, Citibank, N.A. (the “ADS Depositary”) shall close the books to the issuance and cancellation of ADSs at 5.00 p.m. (Eastern time) on February 5, 2025 (the “ADS Books Closure Date”). Therefore, ADS holders who wish to cancel their ADSs in exchange for the underlying DIs must do so before the ADS Books Closure Date.

•	As a result of the Mandatory ADS Exchange, each of the Company’s outstanding ADSs will be canceled and exchanged for one New Share it represents as follows:

o	ADSs held in brokerage accounts as well as ADSs in book-entry form on the books of the ADS Depositary will automatically be exchanged for New Shares without holders having to take any action.

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If there are any holders of certificated ADSs, Computershare, as transfer agent for purposes of the Mandatory ADS Exchange, will send such holders a letter of transmittal calling for surrender of their ADS certificate(s) in exchange for New Shares.

•	The New Shares received in exchange for ADSs will be listed on Nasdaq and the Nasdaq ADS listing will be terminated.

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The Transaction is not expected to have any tax consequences for ADS holders residing in the U.S. However, it is strongly recommended that Shareholders obtain appropriate professional advice with respect of these and other taxes.

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ADS holders residing in the U.K. may be treated as having made a disposal of their holding as a result of the Mandatory ADS Exchange having implemented and all ADS holders outside the U.S. should seek their own tax advice on any potential tax consequences.

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The Company will cover, on behalf of the ADS holders, the USD 0.05 per ADS cancellation fee due to the ADS Depositary under the terms of the New York law governed deposit agreement dated 22 June 2021 by and among the Company, the ADS Depositary and all holders and beneficial owners of ADSs issued thereunder.

7.	Further information in relation to the AIM Delisting

The Board believes that the proposed Transaction is an appropriate next step for the Company and is in the best interests of Shareholders as a whole. A set of Frequently Asked Questions is set out in Appendix A to the Circular.

8.	Details of the General Meeting and action to be taken in respect of the General Meeting

A notice convening the General Meeting, which is to be held at 82 Yigal Alon Street, Tel Aviv, 6789124, Israel at 12:30 p.m. (Israel time) on December 20, 2024 is set out in the Circular.

9.	Expected timetable for the AIM Delisting

Dispatch of the Circular and the enclosed documents	November 15, 2024
Record Date	November 20, 2024
Latest date and time for holders of Depositary Interests to submit proxy instructions through CREST in respect of the General Meeting	December 17, 2024 at 10.30 a.m.
Latest date and time for the certificated Shareholders to submit proxy instructions in respect of the General Meeting	December 18, 2024 at 10.30 a.m.
General Meeting	December 20, 2024 at 12.30 p.m. (Israel Time)
DI Termination mailing	January 13, 2025
30 days’ notice of the migration to CDIs	January 15, 2025
ADS Books Closure Date to the issuance and cancellation of ADSs	February 5, 2025 at 5.00 p.m. (Eastern Time)
Last day of dealings in the Shares on AIM	February 14, 2025
Cancellation of admission to trading on AIM of the Shares	February 17, 2025 at 7.00 a.m.
Record Date for the Reverse Share Split and existing DI ISIN IL0011320343 disabled in CREST	February 14, 2025 at 6.00 p.m. (Eastern Time)
Effective date for the Reverse Share Split	February 14, 2025 at 6.01 p.m. (Eastern Time)
Effective date for Termination of the ADS facility and Mandatory ADS Exchange	February 14, 2025 at 6.02 p.m. (Eastern Time)
Expected date on which CDIs (on new ISIN) will be enabled in CREST (new ISIN to follow)	February 18, 2025
New Shares begin trading on Nasdaq	February 18, 2025
Expected date for dispatch of DRS statements	February 21, 2025

Notes

(1)	References to time in this announcement are to London time unless otherwise stated.

(2)
Each of the times and dates in the above timetable are subject to change. If any of the above times and/or dates change, the revised times and/or dates will be notified to Shareholders by announcement through a Regulatory Information Service.

(3)	All steps after the General Meeting are dependent on the resolutions being passed at the General Meeting.

(4)	Capitalised terms used in this announcement that are not otherwise defined shall have the meaning given to them in the Circular published by the Company on November 15, 2024.

Related Party Transaction

The amendments to the compensation package of Mr. Ofer Druker, a director of the Company, is deemed to be a related party transaction pursuant to Rule 13 of the AIM Rules for Companies. However, the independent Directors of the Company, who are independent of the transaction, being all the Directors save for Mr. Druker consider, having consulted with its nominated adviser, Cavendish Capital Markets Limited (“Cavendish”), that the terms of the compensation package to Mr. Druker are fair and reasonable insofar as the Shareholders are concerned.

Cavendish noted that the compensation package to Mr. Druker was being put to Shareholders’ vote in considering the proposal.

Disclaimer

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy Shares or ADSs, nor shall there be any sale of the Shares or ADSs in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This announcement does not form part of an offer of transferable securities to the public in the United Kingdom and no prospectus has been, or is required to be, submitted to the Financial Conduct Authority (“FCA”) for approval.

Cavendish is authorised and regulated in the United Kingdom by the FCA. Cavendish is acting as nominated adviser exclusively for the Company and no one else in connection with the Delisting and will not regard any other person as its client in relation to the Delisting and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Cavendish, nor for providing advice in relation to any matter referred to herein.

Forward-Looking Statements

This announcement contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended and Section 21E of the United States Securities Exchange Act of 1934, as amended, including in respect of the implications of the AIM Delisting on the trading of the Company’s equity securities. All statements other than statements of historical fact contained in this announcement are forward-looking statements. Forward-looking statements usually relate to future events. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties some of which are significant or beyond its control and involve assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations. These forward-looking statements are subject to risks and uncertainties, including, among other things, the risk that anticipated trading volume in the Company’s equity securities on Nasdaq may not materialise, as well as those risks and uncertainties described in the Company’s latest Annual Report on Form 20-F for the year ended 31 December 2023, subsequent reports on Form 6-K and other documents filed from time to time by the Company with the United States Securities and Exchange Commission. The Company wishes to caution investors not to place undue reliance on any forward- looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law.

For further information please contact:

Nexxen International Ltd.

Billy Eckert, Vice President of Investor Relations
ir@nexxen.com
Caroline Smith, Vice President of Communications
csmith@nexxen.com

Vigo Consulting (U.K. Financial PR & Investor Relations)

Jeremy Garcia/Peter Jacob
Tel: +44 20 7390 0230 or nexxen@vigoconsulting.com

Cavendish Capital Markets Limited

Jonny Franklin-Adams/Seamus Fricker/Rory Sale (Corporate Finance)
Tim Redfern/Jamie Anderson (ECM)
Tel: +44 20 7220 0500

About Nexxen International

Nexxen International, the parent company of the Nexxen portfolio of advertising technology products and platforms, empowers advertisers, agencies, publishers, and broadcasters around the world to utilize video and Connected TV in the ways that are most meaningful to them. Comprised of a demand-side platform (DSP), supply-side platform (SSP), ad server and data management platform (DMP), Nexxen International, through its Nexxen-branded products and platforms, delivers a flexible and unified technology stack with advanced and exclusive data at its core. The Company’s robust capabilities span discovery, planning, activation, measurement, and optimization - available individually or in combination - all designed to enable partners to reach their goals, no matter how far-reaching or hyper niche they may be.

Nexxen International is headquartered in Israel and maintains offices in the United States, Canada, Europe, and Asia-Pacific, and is traded on the London Stock Exchange (AIM:NEXN) and NASDAQ (NEXN).

For more information, visit https://investors.nexxen.com/.